

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 6, 2010

Mr. Michael V. Lewis
Chief Executive Officer
RealD Inc.
100 N. Crescent Drive, Suite 120
Beverly Hills, CA 90210

>   **Re: RealD Inc.**
>   **Registration Statement on Form S-1**
>   **Filed on April 9, 2010**
>   **File No. 333-165988**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that you should include the price range, size of the offering, selling shareholder information, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Prospectus Summary, page 1

4. We note your citation of statistical and third-party industry data in your prospectus. For example, we note data from industry reports on page 3 and slate announcements on page 81. These are only examples. Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support. In addition, if a statement represents your belief, state that the assertion is your belief and provide the bases for your belief. For example, we note that following assertions on pages 1, 82 and 86 that you should support:

    - "We are a leading global licensor of stereoscopic (three-dimensional), or 3D, technologies;"
    - "We believe our patented 3D digital projection technology delivers double the amount of light output than all other 3D digital projection technology on the market, which is the most significant factor in producing a high quality 3D image;"
    - "We believe we can upgrade almost any theater that has an existing digital cinema projector with our RealD Cinema Systems within a few hours."

    Please provide support for your factual and subjective statements throughout your document.

5. We note your discussion of the digital conversion of domestic theater screens here and elsewhere in your prospectus. Clarify whether additional steps must be taken by theater operators following digital conversion to enable these screens to use your RealD technology.

6. We note your discussion on page 2 regarding the increases in your licensing revenues. Please revise to indicate that you have a history of net losses and quantify the net losses.

Summary consolidated financial and other data, page 7
Selected consolidated financial and other data, page 34

7.   Please revise your pro forma basic and diluted loss per share of common stock to include the effect of those common shares whose offering proceeds will be used to repay your debt.

8.   Please refer to page 34. Provide the selected consolidated financial and other data for the year ended December 31, 2004 under Item 301 of Regulation S-K or tell us why such data is not required.

Risk Factors, page 11

If motion pictures exhibitors do not continue converting…, page 12

9.   We note your discussion of a risk to your business if the pace of conversion of theater screens from analog to digital slows. To provide context, please discuss, if known, the rate at which analog screens have been converted to digital in recent time periods.

Our operating results may fluctuate substantially…, page 19

10.   Please refer to the last bullet. Disclose the circumstances that revenue recognition criteria were not met in the prior periods that contributed to the "unusually large amount of license fee revenue from a motion picture exhibitor in a given quarter." In addition, disclose whether you expect this to occur in future periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Opportunities, Trends and Factors Affecting Comparability, page 38

Cinema, page 38

11.   We note that some of your systems and technologies are designed for use with third-party technologies, such as Christie projectors and Doremi servers. Please revise to describe the material terms of any agreements with these third parties and file these agreements as exhibits to your registration statement.

Consumer Electronics, page 38

12.   Please revise to describe the material terms of your agreements with consumer electronics manufacturers. In addition, please file these agreements as exhibits to your registration statement.

13.   We note from your risk factor disclosure on page 21 that you have recently
        increased shipping costs to accelerate delivery of your RealD eyewear in
        connection with increased consumer demand. Revise to disclose whether you
        anticipate further increased costs over the coming months as the number of 3D
        motion picture releases continues to increase.

Public Company Expenses, page 39

14.   Revise to describe the estimated costs of being a public company and provide
        some discussion of your reasons for becoming a public company at this time.

Revenues, page 39

15.   Revise to describe in greater detail in this section the total number of shares of
        common stock underlying the 10-year options you have issued to your motion
        picture exhibitor licensees and the number of shares underlying options that have
        vested.

Liquidity and Capital Resources, page 57

16.   We note your statement that, based upon your present plans, you believe that the
        proceeds from this offering, cash inflow from operating activities and existing
        cash will be sufficient to fund your capital needs for the next 12 months. As
        presented, your disclosure does not provide a clear understanding of your ability
        to generate cash and meet existing and known or reasonably likely long-term cash
        requirements. Revise to provide a discussion and analysis of historical
        information as well as known trends, demands, commitments, events or
        uncertainties that are reasonably likely to result in your liquidity increasing or
        decreasing in any material way over the long-term. For further guidance, please
        refer to Item 303 of Regulation S-K as well as section IV of the Commission's
        Interpretive Release on Management's Discussion and Analysis of Financial
        Condition and Results of Operation, which is located on our website at:
        http://www.sec.gov/rules/interp/33-8350.htm.

Contractual obligations and commitments, page 61

17.   Tell us why your borrowings under the revolving loan credit facility are not
        included in your contractual obligations table. Similarly address the table at the
        top of page F-26.

Critical accounting policies and estimates

Fair value of common stock, page 66

18.   Tell us why you believe it is appropriate to estimate the fair value of your common stock to be over 50% of the issuance price of your Series C and D preferred stock.

19.   Once you derived the estimated enterprise value, tell us how the preferred shares were considered when determining the fair value of your common stock.

Share-based compensation, page 67

20.   Tell us what you consider to be similar, publicly traded companies when determining your expected volatility.

Goodwill impairment, page 69

21.   If true, disclose that material goodwill does not exist at reporting units that are at risk of failing step one. Otherwise, identify your reporting units and provide the following disclosures for each reporting unit that is at risk of failing step one:

• Percentage by which fair value exceeded carrying value as of the date of the most recent test;
• Amount of goodwill allocated to the reporting unit;
• Description of the methods and key assumptions used and how the key assumptions were determined;
• Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
• Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

<u>Compensation Discussion and Analysis, page 101</u>

<u>Fiscal 2011 salaries, page 107</u>

22.   You disclose that base salaries for fiscal 2011 were set around the 75% percentile
        of the public-company peer group. Please clarify whether this statement refers to
        the 2011 salary effective April 1, 2010 or the increased 2011 salary effective as of
        an initial public offering.

<u>Executive Employment Agreements, page 111</u>

23.   Revise to clarify when you have entered into new employment agreements with
        your named executive officers. For example, we note that you disclose that your
        agreement with Mr. Lewis is effective April 1, 2011 on page 114, but that the
        base salary from the agreement if effective in April 2010. Please also clarify your
        disclosure regarding when you entered into these agreements, as you currently
        indicate that the agreements were adopted in April, 2011.

24.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure
        is not necessary and describe the process you undertook to reach that conclusion.

<u>Compensation of directors, page 125</u>

25.   You disclose that you have previously granted stock options to your non-
        employee directors. Please disclose the amount of stock options outstanding as of
        the 2010 fiscal year end for the directors listed in the table. Refer to the
        Instruction to Item 402(k)(2)(iii) and (iv).

<u>Certain relationships and related transactions, page 128</u>

26.   Please confirm through disclosure that you paid SCGF II monitoring fees of
        $350,000 in fiscal 2008 and 2009.

27.   Please disclose the material terms of the warrants issued on March 7, 2007 in
        connection with the cancellation of indebtedness.

28.   Please disclose the consideration paid for the 160,000 shares of common stock
        you sold on April 27, 2007 to former stockholders of ColorLink. In addition,
        please complete the disclosure in the paragraph on page 130 that discusses this
        transaction.

<u>Description of capital stock, page 134</u>

29.   Please disclose on page 135 the range of exercise prices and expiration dates of
        your outstanding options and warrants.

<u>Financial Statements</u>

30.   If necessary, please update your financial statements and all applicable sections
        under Rule 3-12 of Regulation S-X.

<u>Consolidated balance sheets, page F-3</u>

31.   Please tell us the nature of the line item, "Digital projections, net-held for sale."
        We note your disclosure on page F-14. Revise your disclosures accordingly.

<u>Note 2. Summary of significant accounting policies</u>

<u>Property and equipment, RealD Cinema Systems and digital projectors, page F-15</u>

32.   Please tell us in detail the nature of the VPFs. In addition, tell us why the VPFs
        are recorded as a liability and deducted from the selling price of the digital
        projector. Refer to your basis in the accounting literature.

<u>License revenue, page F-16</u>

33.   Please tell us the nature of the upfront payments received. In addition, tell us the
        nature of the estimated allowances and why you are recognizing it for upfront
        payments received.

<u>Product revenue, page F-16</u>

34.   You disclose that in your domestic operations, U.S. and Canada, you earn product
        revenue from the use and sale of RealD eyewear. On page 68, you disclose that
        you charge a fee for the use of the eyewear. Please tell us whether you provide
        the eyewear to your customers for their use or sale or both and revise your
        disclosures accordingly.

<u>Revenue reductions, page F-17</u>

35.   Disclose the estimated period over which you expect to recognize the
        unrecognized motion picture exhibitor stock options expense as a reduction to
        revenue. Also, disclose the amounts you expect to recognize each period based
        on the current estimates.

Shipping and handling costs, page F-17

36.   Please disclose the amounts recognized in revenue for amounts billed to customers for shipping and handling.

Note 14. Segment and geographic information, page F-37

37.   Please tell us in more detail how you met the aggregation criteria under ASC 280-10-50-11. It is unclear to us how your operating segments have similar economic characteristics and how the nature of the product and services are similar.

Note 15. Subsequent events (unaudited), page F-38
Liquidity and capital resources, page 57

38.   We note that you recognized a gain of $3 million in other income from the sale of digital projectors. Please tell us why the sales of digital projectors are not recognized as revenues.

Part II, Item 15. Recent Sales of Unregistered Securities, page II-2

39.   Please provide disclosure regarding the 10-year options you have issued to your motion picture exhibitor licensees.

40.   Revise this disclosure to remove any implication that your transactions have been "deemed" exempt from registration from any authority, including the SEC, and indicate only that you relied upon such exemptions in conducting these sales and issuances.

Part II, Item 16. Exhibits and Financial Statement Schedules, page II-3

41.   Please revise to file, as necessary, all exhibits in their entirety. We note, by way of example only, that you have not included all schedules and exhibits to Exhibit 10.19, Operating Agreement of Digital Link II, LLC, or Exhibit 10.20, the Credit and Security Agreement. In addition, with respect to Exhibit 10.19, please confirm that the brackets in paragraph D of the preamble were blank in the executed agreement.

42.   You indicate in the exhibit index that you will be requesting confidential treatment for portions of Exhibits 10.14, 10.15, 10.17 and 10.18. We will require sufficient time to both review your application and the exhibits and resolve any comments on the application prior to your requesting acceleration of your registration statement. Please note that comments on the confidential treatment request may impact disclosure in the prospectus.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: C. Thomas Hopkins, Esq.,
        Sheppard, Mullin, Richter & Hampton LLP
        Via Facsimile: (805) 879-1872